Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Saia, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-103661 and 333-100649) of Saia, Inc. of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Saia, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Saia, Inc. Our report with respect to the financial statements refers to the adoption by the Company of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007.
/s/ KPMG LLP
Atlanta, Georgia
February 28, 2008